Exhibit 99.1

269557 PRESS RELEASE

AEGON AND DEXIA RESOLVE DISPUTE

The Hague, February 11, 2005 – AEGON N.V. today announced that it has reached an agreement with Dexia resolving a dispute over the purchase of Labouchere by Dexia in 2000.

In 2002, Dexia started legal proceedings in the District Court of Amsterdam. AEGON and Dexia have now reached an agreement pursuant to which AEGON will pay EUR 218 million to Dexia in full and final settlement. This agreement ends a dispute that otherwise could have lasted for many years and does not constitute an admission of the allegations made by Dexia.

AEGON has taken into consideration that by reaching an agreement with Dexia a significant hurdle has been removed allowing Dexia to work towards solutions for those clients of Dexia with securities leasing products who have encountered severe financial difficulties. AEGON’s payment to Dexia under this agreement will be used for this purpose.

The payment will be booked by AEGON as an extraordinary item in the full year 2004 results. Net profit for the full year 2004 under Dutch Accounting Principles is expected to exceed EUR 1.6 billion. AEGON’s full year 2004 results will be published on March 3, 2005.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;
♦	changes in the performance of financial markets, including emerging markets, including:
•	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
•	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
♦	the frequency and severity of insured loss events;
♦	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
♦	changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;
♦	changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
♦	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
♦	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
♦	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
♦	acts of God, acts of terrorism and acts of war;
♦	changes in the policies of central banks and/or foreign governments;
♦	litigation or regulatory action that could require us to pay significant damages or change the way we do business;
♦	customer responsiveness to both new products and distribution channels;
♦	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
♦	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;
♦	the impact on our reported financial results and financial conditions as a result of our adoption of international financial reporting standards.

Inquiries:

AEGON N.V.
Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & investors	+31 70 344 83 05
Media	+31 70 344 83 44
e-mail	gca-ir@aegon.com

Website: www.aegon.com